3/9


05006388

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eaglecrest Explorations

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 603 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT: 3/10/05

82-603
ARLS
9-30-04

EAGLECREST EXPLORATIONS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

The 2004 Annual and Extraordinary General Meeting of the Members of EAGLECREST EXPLORATIONS LTD. ("the Company") will be held at 1300 - 1111 West Georgia Street, Vancouver, British Columbia, on March 22, 2005 at 10:00 a.m. for the following purposes:

1. to receive the Report of the Directors, the audited consolidated financial statements of the Company for its financial year ended September 30, 2004 and the Report of the Auditor on those statements;

2. to appoint an auditor for the ensuing year and to authorize the Directors to fix the auditor's remuneration;

3. to elect one Class I director and one Class III director;

4. to approve, ratify and confirm all acts, deeds and conduct of the directors on behalf of the Company from the beginning of the Company's most recently completed financial year to the date of the Meeting;

5. to transact such other business as may properly be brought before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

Registered members who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign, date and return their proxy to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8. The enclosed form of proxy must be completed in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and, to be valid, must be received by Pacific Corporate Trust Company not fewer than 48 hours before the time fixed for the Meeting.

DATED at Vancouver, British Columbia, this 15th day of February, 2005.

BY ORDER OF THE BOARD

"CARL A. ERICKSON"
President

DIRECTORS' REPORT TO SHAREHOLDERS

February 10, 2005

To Our Shareholders:

The Board is pleased to report that Eaglecrest Explorations Ltd. (the "Company" or "Eaglecrest") had a very successful year in terms of accomplishing its objectives as set out by management.

During fiscal 2004, management raised in excess of $8,000,000 in financing, settled debts and reduced liabilities, which resulted in a working capital surplus of $543,706 for the Company as at the end of the current fiscal year. By comparison, in the previous year, the Company had a working capital deficit of $165,129. This turnaround facilitated the Company for more positive action during 2004, and greatly improved the potential for the overall success of Eaglecrest.

Operations

The Company has exploration and production rights to 34 mineral concessions on Serrania San Simon located in the Canton of Mantuega, Province of Itenez, and Department of Beni in northeast Bolivia. There are four areas of known gold mineralization (Doña Amelia, San Simon, Marco Maria and Doña Angela (Campo Nuevo)) within the 298.84 km^2 San Simon property which the Company has worked on since 1995.

The Dona Amelia zone is considered by management to be the Company's principal target and it was the focus of all the Company's exploration development work during 2004. This zone (San Pedro, Mina Vieja, Trinidad ("High Grade Trinidad Zone"), and Las Rosa, Manantial and Maganeso areas) has now been expanded to a strike length of 4.2 Km on surface.

In Fiscal 2004, the principal activity was diamond drilling, which was carried out with two to four diamond drills. These drills completed 19,635.5 metres of diamond drilling in holes completing the Phase I (16,000 metres) and initiating Phase II (20,000 metres) programs during the year. The drilling was conducted at both extremes of the Doña Amelia zone on the Trinidad area (San Pedro, Mina Vieja, Trinidad and Las Rosas areas) with 10,689.9 metres in 51 holes and on the Manganeso area (Manantial and Maganeso areas) with 6,486.6 metres in 36 holes. These two areas are separated by strike length of 1 km of the Doña Amelia zone which still remains to be tested by diamond drilling includes the central part of the Las Rosas area where recent activity has exposed about 100 metres of the Main Quartz Vein with widths of 2.0 to 4.5 metres.

Drilling and surface mapping has defined the Doña Amelia as a major south dipping thrust fault which has an indicated north-northwest movement with conjugate sets of strike-slip ductile shear zones. The thrust fault is occupied by a quartz vein with dimensions of less than 1 metre to 16 meters. Both sets of shears are also occupied by quartz veins but generally with a width of less than 1 metre. These conjugate shears offset and displace the quartz vein in the main east-west thrust fault.

The gold assays in general continue to range from low (less than 1.0 gram per tonne) to very high (763 grams per tonne). Gold is observed to be coarse and very erratically distributed within the quartz veins. It is concluded that it is impossible to determine the true average gold grade from the relative small sample obtained by diamond drilling. Consequently the management has decided to initiate an underground bulk sampling program with a gold recovery pilot plant to assist in determining the true average gold grade.

Public Relations

The Company's relationships with its neighboring villages are excellent. Not only have jobs been created for those people (Eaglecrest will have more than 100 locally contracted workers in place for the completion of its Phase II drilling), the Company has also contributed significantly to health care, school supplies, road improvement and the general welfare of the surrounding communities. Due to the Company's good citizenship, it has the general support for the prospect of establishing a mine in the Serrania of San Simon.

Consolidated Results

For the year ended September 30, 2004, the Company realized a consolidated net loss of $2,044,968 as compared to a consolidated loss of $295,175 in the previous year. The biggest single factor for this significant increase was due to the recording of $998,351 in stock-based compensation by recognizing in the financial statements, options granted to insiders and notable service providers of the Company. Other main reasons were simply due to the incurrence of higher expenditures in the areas of legal, travel & promotion, investor relations, consulting, management fees and general administration costs as a result of increased activities in fund raising and carrying out the Company's aggressive work program. Deferred exploration expenditures increased from $15,839,256 in fiscal 2003 to $21,243,257 in fiscal 2004.

Future Outlook

The Dona Amelia zone will still be the main exploration focus for the Company in 2005 with the continuation of the phase II 20,000 metres of diamond drilling along the 4.2 kilometre strike length of that region. Management is anxiously waiting the commencement of the surface trenching and underground development program, which will supply the bulk sampling material for the gold recovery pilot plant. Not only will the Company be realizing cash flow through sales of gold recovered, this bulk sampling will help to determine to a much accurate degree, the true average gold grade of the ore.

Engineering and designing of the recovery mill have been completed and construction of the mill is underway. Startup is scheduled for the third quarter of fiscal 2005 (second quarter of 2005 calendar year) following the approval of the Environmental and Social-economic impact study.

The budget for the completion of the gold recovery plant and the underground program and the priority drilling in Las Rosas area is estimated to be approximately US$3 million. Demand and prices for precious metals remain high and this trend is expected to continue. Therefore, management is confident that its past success in raising capital to carry out the Company's goals will also continue to be successful.

The Board of Directors
Eaglecrest Explorations Ltd.

EAGLECREST EXPLORATIONS LTD.

INFORMATION CIRCULAR FOR THE 2005 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF EAGLECREST EXPLORATIONS LTD. ON MARCH 22, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of EAGLECREST EXPLORATIONS LTD. (the "Company") for use at the 2005 Annual and Extraordinary General Meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with shareholders by regular employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Each member has the right to appoint a person, who need not be a member, to attend and act for and on behalf of such member at the Meeting other than the persons designated by management. The persons designated as proxyholders on the accompanying form of proxy have been selected by management. A member desiring to appoint some other person as proxyholder may do so by striking out the printed names and inserting the name of the desired person in the space provided in the form of proxy. If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting. A person appointed as proxyholder need not be a member of the Company. All completed proxy forms must, to be valid, be deposited at Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8, not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

REVOCATION OF PROXY

A member giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a member present in person, or in any other manner provided by law, whereupon such proxy shall be deemed to have been revoked. Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

VOTING BY PROXY

If the instructions of a member are certain, the shares represented by any proxy given by that member will be voted on any poll, and where the member specifies a choice with respect to any matter to be acted on, the shares will be voted on any poll in accordance with the specifications so made. **WHERE NO CHOICE IS SPECIFIED, THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE MEMBER'S APPOINTED PROXYHOLDER. IF A MEMBER HAS NOT APPOINTED HIS/HER OWN PROXYHOLDER, SUCH SHARES WILL BE VOTED BY MANAGEMENT'S DESIGNATES IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.**

EXERCISE OF DISCRETION BY PROXYHOLDER

The accompanying form of proxy gives each member the ability to confer discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Circular, Management of the Company knows of no such amendments, variations or other matters which are anticipated to be presented for consideration or action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name. Shareholders who do not hold shares in their own name (referred to in this Information

Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the meeting in order to have the Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the Broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The authorized capital of the Company currently consists of 200,000,000 shares without par value, of which 153,214,761 were issued and outstanding on February 14, 2005. Each common share carries the right to one vote on any poll at meetings of shareholders of the Company. The Company has no other class of voting securities.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered shareholders of the Company at 4:00 p.m. (local Vancouver time) on February 14, 2005, the Record Date for the Meeting. If the Company should issue additional shares from treasury after February 14, 2005, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered shareholders of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and senior officers of the Company, as at February 14, 2005, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

CHANGE OF AUDITORS AND APPOINTMENT OF NEW AUDITOR

The management of the Company will recommend to the Meeting that DeVisser Gray, Chartered Accountants be appointed as auditors of the Company at remuneration to be fixed by the directors. DeVisser Gray were first appointed auditors of the Company in February, 1998.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as may be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has or will materially affect the Company, except as may otherwise be disclosed herein.

MATERIAL RECEIVED FROM MEMBERS

The advance notice of the Meeting inviting nominations for directors of the Company required by the *Company Act (British Columbia)* was published in The Province newspaper on January 9, 2004. No written nominations have been received by the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer, nor any proposed nominee for director, nor any associate or affiliate of any of them, has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company for other than routine indebtedness.

REMUNERATION OF MANAGEMENT AND OTHERS

No direct remuneration was paid or became payable by the Company and its subsidiaries to the directors and the senior officers of the Company other than Named Executive Officers during its last completed financial year. The Company does not propose to make any other remuneration payments to directors or the senior officers of the Company other than Named Executive Officers in the future, directly or indirectly, pursuant to any existing plan or arrangement. No pension benefits are currently proposed to be paid to the directors or the senior officers of the Company under any normal pension plan, directly or indirectly, by the Company or any of its subsidiaries.

No director or senior officer of the Company, no nominee for election as a director of the Company and no associate of any such director, senior officer or proposed nominee is or has at any time since the beginning of the Company's most recently completed financial year been indebted to the Company for an amount exceeding $5,000.

STATEMENT OF EXECUTIVE COMPENSATION IN FORM 41

Summary of Compensation

Pursuant to Form 51-904F under the *Securities Act*, "Named Executive Officer" is defined to include (i) the Chief Executive Officer of the Company, despite the amount of compensation of that individual, (ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000, and (iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end of the Company.

Summary Compensation Table

The following table sets forth information concerning compensation earned by the Company's Named Executive Officer, directly and indirectly, during the most recently completed financial year of the Company.

SUMMARY COMPENSATION TABLE
(Stated in Canadian Dollars)

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensa-Tion ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensa-Tion ($)	Securities Under Option/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
Carl A. Erickson President	2004 2003 2002	$92,787 Nil Nil	Nil Nil Nil	Nil Nil Nil	2,750,000/nil Nil/nil Nil/nil	Nil/nil Nil/nil Nil/nil	Nil Nil Nil	Nil Nil Nil
Paul Zdebiak Vice- President	2004 2003 2002	$92,036 Nil Nil	Nil Nil Nil	Nil Nil Nil	1,750,000/nil Nil/nil Nil/nil	Nil/nil Nil/nil Nil/nil	Nil Nil Nil	Nil Nil Nil
Gary Cope, President	2002	Nil	Nil	Nil	Nil/nil	Nil/nil	Nil	$38,593(3)

(1) Fiscal year ended September 30
(2) From May 6, 1998 to September 12, 2002

Long-Term Incentive Plan Awards Table

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Options and Stock Appreciation Rights (SARs)

The Company's stock option program (the "Stock Option Plan") is administered by the Company's secretary, or such other senior officer or employee of the Company as may be designated by the board of directors from time to time. The following table sets forth all stock options granted during the financial year ended September 30, 2004 to the Company's Named Executive Officers.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Carl A. Erickson	750,000	22.05%	$0.15	$0.13	April 6, 2009
Paul Zdebiak	250,000	7.35%	$0.15	$0.13	April 6, 2009

Note: Also during the year the exercise prices of 2,000,000 options previously granted to JAST, LLC (Carl A. Erickson) and 1,500,000 options previously granted to Bayshore Consultants Ltd. (Paul Zdebiak) were reduced to $0.15.

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended September 30, 2004 by the Named Executive Officers and the fiscal year end value of unexercised options/SARs on an aggregated basis.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/Unexercisable
Nil				

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has retained the services of its Named Executive Officers pursuant to management agreements which became effective on March 1, 2004 (the "Effective Date") and which provide for the following:

Carl A. Erickson (JAST, LLC):

Management Fee - The annual fee payable to JAST over the three year term of its agreement was agreed to be US$120,000 during the first six months and, for each successive three month period during the initial term of the agreement to increase by 5% of the starting fee, so that the fee payable to Bayshore for its services thereunder will be US$15,000 per month during the last three months of the original three year term.

Termination Payments - If the agreement is breached or terminated by the Company other than for cause, or if prior to the third anniversary of the Effective Date Mr. Erickson ceases to be a director of the Company by reason other than resignation or ceasing to be qualified pursuant to the provisions of the *Business Corporations Act* (British Columbia), then the Company is obligated to pay to JAST, in addition to any management fee having accrued and remaining unpaid at the time of such termination:

(a) if the termination occurs prior to the third anniversary of the Effective Date, an amount equal to the sum of:

(i) 100% of the management fee which would have been payable to or for the benefit of JAST between the date of termination and the third anniversary of the Effective Date if the agreement had not been terminated; and

(ii) one hundred percent (100%) of the management fee which would have been payable to or for the benefit of JAST over the last year of the initial three year term if the agreement had not been terminated; and

(b) if the termination occurs after the third anniversary of the Effective Date, an amount equal to one hundred percent (100%) of the management fee which would have been payable to or for the benefit of JAST over the course of one year if the agreement had not been terminated, based on the annual management fee applicable at the time of termination.

Additional Payments on Change of Control - If Eaglecrest undergoes a change of control or a resolution is passed for its dissolution or winding up during the initial term or any subsequent term, JAST may elect to terminate the agreement and in such event the Company will be obligated to pay to JAST, in addition to any management fee having accrued and remaining unpaid at the time of such termination:

(a) if the termination occurs prior to the third anniversary of the Effective Date, an amount equal to the sum of:

(i) one hundred percent (100%) of the management fee which would have been payable to or for the benefit of JAST between the date of termination and the third anniversary of the Effective Date if the agreement had not been terminated; and

(ii) 100% of the management fee which would have been payable to or for the benefit of JAST over the last year of the initial three year term if the agreement had not been terminated; and

(b) if the termination occurs after the third anniversary of the Effective Date, an amount equal to one hundred percent (100%) of the management fee which would have been payable to or for the benefit of JAST over the course of one year if the agreement had not been terminated, based on the annual management fee applicable at the time of termination.

Paul Zdebiak (Bayshore Consultants Ltd.):

Management Fee - The annual fee payable to Bayshore over the three year term of its agreement was agreed to be US$96,000 during the first six months and, for each successive three month period during the initial term of the agreement to increase by 5% of the starting fee, so that the fee payable to Bayshore for its services thereunder will be US$12,000 per month during the last three months of the original three year term.

Other - Bayshore's management agreement contains provisions similar to those contained in the JAST agreement in respect of termination payments and additional payments on change of control.

Otherwise than as disclosed above, the Company does not have any compensatory plan or arrangement with respect to its Named Executive Officers which would result from the resignation, retirement or any other termination of employment of such individual's employment or from a change of control of the Company or any subsidiary of the Company or a change in such individual's responsibilities following a change in control which, including all periodic payments or installments, exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors of the Company are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange.

During the Company's financial year ended September 30, 2004, options were granted to directors and senior officers of the Company (other than the Named Executive Officers) without payment to purchase common shares.

Date of Grant	No. of Shares	Price Per Share	Option Expiry	Preceding 30-Day Price Range
April 19, 2004	1,050,000	$0.15	April 6, 2009	$0.10 - $0.13

During the Company's financial year ended September 30, 2004, no options were exercised by directors or senior officers of the Company to purchase common shares.

CORPORATE GOVERNANCE

The Toronto Stock Exchange adopted a policy requiring every TSX-listed company in Canada to disclose on an annual basis its approach to corporate governance, with reference to a series of guidelines which it issued. These guidelines address such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members, and other items dealing with sound corporate governance (the "Guidelines"). Practice Notes to the Guidelines were also established by the TSX to provide guidance to entities on corporate governance. While the TSX Venture Exchange (the TSXV") does not require companies to adopt the Guidelines, pursuant to section 20.2 of Policy 3.1 of the TSXV, Tier 1 issuers such as the Company must disclose the nature of their own policies and systems of governance.

Mandate of the Board of Directors

The Board of Directors has the overall responsibility for the strategic planning and general management of the business and affairs of the Company. In fulfilling its responsibilities, the Board is responsible for, among other things:

(i) strategic planning for the Company;

(ii) identification of the principal business risks of the Company and ensuring the implementation of the appropriate systems to manager these risks;
(iii) succession planning for the Company, as well as the appointment, development and monitoring of senior management;
(iv) a communications policy for the Company; and
(v) the integrity of the Company's internal control and management information system.

Composition of the Board of Directors

The Guidelines recommend that a board of directors be composed primarily of outside directors, with a majority of individuals who come within the description of "unrelated directors". An "unrelated director" is defined as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. The Guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors), the board of directors should include a number of directors who do not have interests in or a relationship with the corporation or the significant shareholder and which fairly reflects the investment in the company by the shareholders other than the significant shareholder.

The directors have examined the relevant definitions in the Guidelines and have individually considered their respective interests and relationships in and with the Company. The Board is composed primarily of outside Directors and of its three Directors, two are unrelated and one is a "related Director" as he currently serves as President and Chief Executive Officer. The Company does not have a "significant shareholder" as defined in the Guidelines.

Description of the Different Committees of the Board of Directors and Their Responsibilities

The Company has an Audit Committee. The mandate of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the Company's process for monitoring compliance with laws and regulations. The Committee will maintain effective working relationships with the Board, management and external auditor. To effectively perform his or her role, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the Company's business, operations and risks. The Committee shall have the authority to select and retain staff and experts as deemed appropriate to fulfill its mandate. The Audit Committee is composed of the following directors:

Carl A. Erickson
Frank Callaghan
Paul Zdebiak

Independence From Management

The Guidelines state that the Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management. The Guidelines suggest that an appropriate manner in which to do so would be to appoint a Chair of the Board who is not a member of management and who is responsible for ensuring that the Board functions independently of management. The Chairman of the Board Carl A. Erickson is a member of management, but does not hold shares in the Company. The Board considers that a sufficient degree of independence has been achieved given the Company's current stage of development.

Decisions Requiring Prior Board Approval

All major decisions concerning, among other things, the Company's corporate status, capital, debt financing, securities distribution, investments, acquisitions, divestitures, budget and strategic alliances are subject to approval by the Board of directors. The Board expects management to provide regular updates of any potential material matters in a timely fashion, to provide information of potential material variations from approved budget and to advise the Board of other material business, human resource or financial issues on a timely basis.

Procedures in Place for Recruiting New Directors

The board has the ability to appoint one new director prior to the next annual general meeting, and has the requisite skills to recruit news directors should the need arise. The Board is satisfied with the operation of the Board and the Committees at this time.

Compensation

Compensation policies are dealt with under "Executive Compensation".

Orientation and Education Program

Orientation and education of directors is handled informally.

Outside Advice

The Directors of the Company are permitted to contact and engage counsel at the expense of the Company with the authorization of the Chairman.

Shareholder Communication

The Company has assigned responsibility for shareholder communication to Paul Zdebiak. Any significant shareholder concerns are to be brought to the attention of the Board of Directors. All press releases must be reviewed and approved by the Chairman and, where deemed advisable, legal counsel. The President is expected to maintain contact with shareholders on a regular basis.

Small Business Issuer Exemption

Under Form 51-904F, a "Small Business Issuer" is defined to include a company that had revenues of less than $25,000,000 in its most recently completed financial year and has a public float of less than $25,000,000. Small Business Issuers are entitled to omit disclosure otherwise required to be provided under those portions of Form 51-904F entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Small Business Issuer and has omitted such disclosure.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed by a person other than the directors or senior officers of the Company and its subsidiaries.

ELECTION OF DIRECTORS

Pursuant to the Articles of the Company the number of Directors has been determined at three for the ensuing year.

The Board of Directors of the Company is currently divided into three classes, designated as Class I, Class II and Class III, to provide for a rotation of the terms of office for the directors on the board of directors. Directors are appointed for three-year terms and are placed in Class I, Class II or Class III as determined by the Board of Directors.

The expiry of the term of a director is determined by the Class in which the director is placed, with the term of all directors in one Class expiring at the end of each annual general meeting of the Company. Accordingly, at each annual general meeting, directors to replace those directors whose terms have expired are elected to hold office until the third succeeding annual general meeting. Any director whose term has expired is eligible for re-election.

The term of office for the sole director in Class III expires at the conclusion of the 2005 Annual General Meeting, while the terms of office of the directors in Class I and Class III would ordinarily continue until the conclusion of the 2006 and 2007 annual general meetings respectively. However, the person most recently elected as a Class I director resigned during 2004 and the board appointed Frank Callaghan to fill the vacancy thereby created. Accordingly, there is one (1) Class I director and one (1) Class III director to be elected at the meeting. Management's nominees to these positions are Frank Callaghan for Class I and Paul Zdebiak or Class III. If Mr. Callaghan is elected, he will hold office as a director until the conclusion of the Company's 2006 Annual General Meeting, at which time he will be eligible for re-election for a full three year term. If Mr. Zdebiak is elected, he will hold office as a director until the conclusion of the Company's 2008 Annual General Meeting.

The following table provides information respecting the individuals nominated by management for election as Class I and Class III directors at the Meeting, including the approximate number of shares of the Company beneficially owned, directly or indirectly, by each of them.

Name and Residence	Principal Occupation*	Director Since	No. of Shares
J. Frank Callaghan Class I - Director	President and CEO of International Wayside Gold Mines Ltd.	February 15, 2005	Nil
Paul Zdebiak Class III – Director Canada	Vice-President of the Company to February 14, 2005; Registered representative and investment advisor since March 1988 and acted in that capacity for Wolverton Securities Ltd. from September 1999 to November 2002. Mr. Zdebiak specializes in shall cap companies	November 19, 2002	185,000

MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS.

The following table provides information respecting the Class II continuing director, including the approximate number of shares of the Company beneficially owned directly or indirectly, by him:

Name and Residence	Principal Occupation	Director Since	No. of Shares
Carl A. Erickson Class II – Director USA	Chief Operating Officer of CyberAir Communications, Inc., a Los Angeles based technology development company since April 2001. Prior to that, Mr. Erickson acted in a senior executive capacity for Netsentinel, Inc. and Netsafe, Inc., two U.S. based software and technology companies	September 30, 2002	230,000

As a reporting issuer in British Columbia, the Company is required to have an audit committee. Messrs. Carl A. Erickson, Frank Callaghan and Paul Zdebiak are currently members of the Company's audit committee. The Company has no Executive Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(1) Approval of Directors' Acts

In light of increasing shareholder activism in the marketplace generally, and in the United States in particular, management has determined to seek to have the shareholders approve, ratify and confirm all acts, deeds and conduct of the directors from the beginning of the Company's most recently completed financial year to the date of the Meeting. In addition to the acts, deeds and conduct described herein, reference should be made to the materials accompanying this Circular, including the financial statements.

(2) Other Business

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

BOARD APPROVAL

This Information Circular contains information as at February 15, 2005, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on February 15, 2005.

DATED at Vancouver, British Columbia as of February 15, 2005.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: ______x_____ **SCHEDULE A**
___________ **SCHEDULES B & C**

ISSUER DETAILS:

EAGLECREST EXPLORATIONS LTD.
Suite 300 – 1055 West Hastings Street
Vancouver, BC V6E 2E9

Telephone: (604) 684-7160
Fax: (604) 684-7162

Contact Person:	Paul Zdebiak
Contact's Position:	Director
Contact Telephone Number:	(604) 684-7160
Email address:	trieman@shaw.ca
Website:	www.eaglecrestexplorations.com
For Quarter Ended:	September 30, 2004
Date of Report:	February 10, 2005

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Paul Zdebiak	"Paul Zdebiak"
Date Signed:	February 10, 2005	Signature
Director Full Name:	Carl A. Erickson	"Carl Erickson"
Date Signed:	February 10, 2005	Signature

EAGLECREST EXPLORATIONS LTD.

Consolidated Financial Statements

September 30, 2004
and
September 30, 2003

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Eaglecrest Explorations Ltd.

We have audited the consolidated balance sheets of Eaglecrest Explorations Ltd. as at September 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.



CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 10, 2005

EAGLECREST EXPLORATIONS LTD.
Consolidated Balance Sheets
As at September 30,

	2004	2003
Assets	$	$
Current		
Cash and cash equivalents	1,172,800	101,948
Accounts receivable and prepaids	116,538	104,487
Marketable securities (note 9)	-	2,000
	1,289,338	208,435
Resource properties (Schedule) (note 4)	21,243,257	15,839,256
Property, plant and equipment (note 3)	755,111	84,953
	23,287,706	16,132,644
Liabilities		
Current		
Accounts payable and accrued liabilities	745,632	373,564
Shareholders' Equity		
Share capital (note 6)	36,903,461	29,458,736
Share subscriptions (note 6)	1,540,886	1,156,000
Contributed surplus (note 6)	998,351	-
Deficit	(16,900,624)	(14,855,656)
	22,542,074	15,759,080
	23,287,706	16,132,644

Nature of Operations and Going Concern (Note 1)

Approved by the Board of Directors:

"Paul Zdebiak" "Carl Erickson"

Paul Zdebiak Carl Erickson

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Statements of Operations and Deficit
For the Years Ended September 30,

	2004	2003
	$	$
Expenses		
Accounting and audit	11,500	10,000
Administration	50,000	60,000
Amortization	3,225	35,306
Bank charges and interest	44,910	20,101
Consulting	7,083	6,865
Filing fees	49,534	50,711
Foreign exchange	71,898	(151,479)
Insurance	9,375	11,118
Investor relations	290,274	72,650
Legal	114,186	20,584
Management fees	92,787	-
Office and printing	63,483	40,671
Shareholder information	31,321	8,723
Transfer agent	16,638	6,451
Travel and promotion	193,494	103,474
Stock-based compensation (note 6)	998,351	-
Gain on disposal of marketable securities (note 9)	(3,091)	-
Net loss for the year	(2,044,968)	(295,175)
Deficit – beginning of year	(14,855,656)	(14,560,481)
Deficit – end of year	(16,900,624)	(14,855,656)
Loss per common share	$ (0.02)	$ (0.00)
Weighted-average number of common shares outstanding	104,699,664	65,004,518

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Statements of Cash Flows
For the Years Ended September 30,

	2004	2003
	$	$
Cash provided by (used in):		
Operating activities		
Net loss for the year	(2,044,968)	(295,175)
Items not affecting cash:		
Amortization	3,225	35,306
Gain on disposal of marketable securities	(3,091)	-
Shares issued for interest expense	6,123	-
Stock-based compensation	998,351	-
Foreign exchange gain on shares for debt settlement	-	(50,805)
Accrued interest on bridge loan payable	-	668
	(1,040,360)	(310,006)
Net change in non-cash working capital items:		
Accounts receivable and prepaids	(12,051)	(99,030)
Accounts payable and accrued liabilities	437,418	(545,058)
	(614,993)	(954,094)
Financing activities		
Cash received for capital stock issued	7,298,502	2,148,484
Cash received for share subscriptions	384,886	-
	7,683,388	2,148,484
Investing activities		
Proceeds from disposal of marketable securities	5,091	-
Resource property expenditures	(5,219,356)	(1,305,647)
Purchase of plant and equipment	(783,278)	(5,146)
	(5,997,543)	(1,310,793)
Increase (decrease) in cash and cash equivalents during the year	1,070,852	(116,403)
Cash and cash equivalents - beginning of period	101,948	218,351
Cash and cash equivalents - end of period	1,172,800	101,948

Supplemental disclosure of non-cash financing and investing activities:

During the year ended September 30, 2004, 538,115 (2003 - 12,745,248) common shares were issued to settle an aggregate of $71,473 (2003 - $1,849,154) in accounts payable, inclusive of 38,115 common shares issued to settle $6,123 of interest payments. Refer also to note 6.

During the year ended September 30, 2004 the Company issued 575,000 common shares at a value of $74,750 pursuant to mineral property agreements. Equipment amortization of $109,895 was recorded in deferred mineral property costs.

Supplementary information:

	2004	2003
• *Interest paid*	$ 37,964	$ 16,763

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Schedule of Mineral Property Costs

	September 30, 2002	Additions during the year	September 30, 2003	Additions during the year	September 30, 2004
Bolivia					
San Simon Property					
Acquisition costs	2,167,650	29,729	2,197,379	198,464	2,395,843
Assays	397,246	1,499	398,745	-	398,745
Camp costs	1,731,852	36,165	1,768,017	-	1,768,017
Consulting fees	2,156,455	28,990	2,185,445	-	2,185,445
Drilling	1,501,060	-	1,501,060	-	1,501,060
Mapping	120,058	-	120,058	-	120,058
Equipment rental	1,150,002	-	1,150,002	-	1,150,002
Field costs	625,183	-	625,183	-	625,183
Geophysical surveys	162,186	9,681	171,867	-	171,867
Professional fees	216,350	1,041	217,391	-	217,391
Sampling and analysis	132,529	-	132,529	-	132,529
Wages	589,341	-	589,341	-	589,341
Travel	478,041	4,620	482,661	-	482,661
Underground development	2,234,411	185,830	2,420,241	-	2,420,241
Vehicle maintenance	393,251	-	393,251	-	393,251
Administration	193,576	-	193,576	-	193,576
	14,249,191	297,555	14,546,746	198,464	14,745,210
Dona Amelia Property					
Acquisition	-	52,210	52,210	26,000	78,210
Admin and office	-	14,827	14,827	234,969	249,796
Amortization	-	-	-	109,895	109,895
Assays	-	-	-	280,709	280,709
Camp costs	-	204,880	204,880	88,446	293,326
Consulting	-	179,237	179,237	540,686	719,923
Drilling	-	346,275	346,275	2,411,025	2,757,300
Mapping	-	3,285	3,285	9,521	12,806
Equipment rental	-	34,928	34,928	278,029	312,957
Field costs	-	9,194	9,194	612,436	621,630
Travel	-	8,886	8,886	163,275	172,161
Geophysical	-	12,894	12,894	-	12,894
Wages	-	89,953	89,953	401,796	491,749
	-	956,569	956,569	5,156,787	6,113,356

EAGLECREST EXPLORATIONS LTD.
Consolidated Schedule of Mineral Property Costs

	September 30, 2002	Additions during the year	September 30, 2003	Additions during the year	September 30, 2004
Marco Maria Property					
Acquisition	239,058	-	239,058	-	239,058
Professional	10,701	-	10,701	-	10,701
	249,759	-	249,759	-	249,759
Campo Nuevo Property					
Acquisition	31,512	51,523	83,035	48,750	131,785
Professional	3,147	-	3,147	-	3,147
	34,659	51,523	86,182	48,750	134,932
Total	14,533,609	1,305,647	15,839,256	5,404,001	21,243,257

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is incorporated in British Columbia and is currently involved in the acquisition, exploration and development of resource properties located in Itenez Province, Bolivia. At the date of these consolidated financial statements, the Company does not have a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to sell the properties or to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

During the current year the Company experienced an operating loss of $2,044,968 (2003 - $295,175) and at September 30, 2004 has a cumulative operating deficit of $16,900,624. The Company will require significant additional funding to alleviate its working capital deficiency and meet its planned resource expenditures in fiscal 2005. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. Management is actively pursuing such additional sources of financing, however, in the event that additional funding cannot be obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

The consolidated financial statements have been prepared assuming the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its mineral property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary located in Bolivia.

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Resource Properties *(continued)*

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon the commencement of commercial production, or written off if the properties are abandoned or the claims are allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Administrative costs are expensed as incurred.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 30% for office equipment, vehicles and field equipment. The Company has also constructed a rock crusher plant and recovery mill that are recorded at cost and amortized on a straight-line basis over five years.

Property, plant and equipment acquired in a fiscal year is amortized at one-half of the annual rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign Currency Translation

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Cash Equivalents

Cash equivalents consist of any highly liquid investments that are readily convertible to known amounts of cash and that generally have maturity dates of three months or less.

Marketable Securities

Marketable securities are carried at the lower of cost and market value, determined on an item-by-item basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Share Issue Costs

Costs incurred for the issue of common shares are deducted from share capital or the balance of share subscriptions prior to the issuance of the shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-Based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option-based compensation. These Recommendations were first applied on a prospective basis to all awards granted on or after October 1, 2003, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services.

As amended during the current year, and as applied by the Company to both the current and comparative years, the standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts have not been presented as the effect of outstanding options and warrants are anti-dilutive.

Future Income Taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at September 30, 2004, the Company does not have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company's policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

3. PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Office equipment	57,341	37,997	19,344	7,577
Crusher plant	128,531	94,256	34,275	59,981
Automotive	56,108	39,951	16,157	4,408
Field equipment	40,964	31,873	9,091	12,987
Recovery mill	751,382	75,138	676,244	-
	1,034,326	279,215	755,111	84,953

4. RESOURCE PROPERTIES

The Company's mineral properties are located in Bolivia, South America and its interest in these mineral properties is maintained pursuant to agreements with the titleholders. The Company is satisfied that evidence of title of each of its mineral properties is adequate and acceptable by prevailing Bolivian standards with respect to the current stage of exploration on these properties.

4. RESOURCE PROPERTIES *(continued)*

San Simon and Dona Amelia Properties

Pursuant to a formal joint venture agreement (the San Simon Agreement) executed in fiscal 1999, and subsequently amended, the Company holds the right to acquire 100% of all production from eleven mineral concessions in consideration for the payment of U.S.$600,000 in stages as follows:

- U.S.$30,000 (paid) on execution of the formal agreement;
- U.S.$30,000 (paid)on the later of nine months after execution of the formal agreement and confirmation by the Bolivian regulatory authorities of the optionors' clear title to the concessions;
- U.S.$100,000 (paid)one year after execution of the formal agreement;
- U.S.$190,000 (fully accrued at September 30, 2001 and 2002) two years after execution of the formal agreement; and
- U.S.$250,000 three years after execution of the formal agreement.

On December 15, 2002, the Company completed an agreement to reschedule the final U.S.$440,000 in outstanding payments due pursuant to the San Simon Agreement. The Company has agreed to pay U.S. $15,000 prior to December 15, 2002 (paid), U.S. $15,000 prior to January 15, 2003 (paid), U.S.$14,000 prior to March 20, 2003 (paid), U.S.$146,000 prior to June 15, 2003 (paid) and U.S.$250,000 prior to September 20, 2004 (U.S.$150,000 paid). An amending agreement was signed to extend the remaining U.S.$100,000 payment to March 31, 2005.

The Company originally acquired its interest in the San Simon property pursuant to eleven assignment agreements, which are still in effect, under which the Company has issued a total of 563,976 common shares and for which 338,976 common shares remain to be issued. These concessions are subject to a 3% net smelter returns royalty, of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S. $750,000.

The Company has also acquired a 100% interest in production from the Bonanza concession, located contiguous to the concessions subject to the San Simon Agreement, pursuant to a separate assignment agreement and in a previous fiscal year had paid U.S.$78,750 to the concession owners under an amendment to the original acquisition agreement with them. Under the assignment agreement, the Company had also issued 75,000 common shares to the assignor.

Agreement with San Simon Resources LLC ("SSR")

On April 15, 2003 SSR and the Company entered into an agreement by which the Company will acquire from SSR an 80% interest in production from seven non-core concessions and one additional concession (known as the California concession) by expending U.S.$500,000 over two years and reimbursing SSR certain costs aggregating U.S.$10,000 (paid). The Company also entered into a separate agreement with the underlying owner of the California concession whereby it paid U.S.$48,000 during the comparative year and issued 200,000 common shares during the current year to obtain a 100% interest.

4. RESOURCE PROPERTIES *(continued)*

Marco Maria Property

Pursuant to an agreement (the Marco Maria Agreement) signed during fiscal 1999, the Company acquired the right to 100% of all production from seven (subsequently increased to eight) mineral concessions located contiguous to the existing San Simon mineral concessions. The Company is required to pay U.S.$100,000 prior to October 15, 2001 (not paid at September 30, 2003 but included in accounts payable and accrued liabilities) and issue 150,000 common shares (issued) to the optionor. These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$500,000, and a second 1% for U.S.$1,000,000.

The optionor and the Company have agreed to reschedule the aggregate U.S. $100,000 due pursuant to the Marco Maria Agreement. The Company agreed to issue 500,000 common shares (issued) and pay U.S.$25,000 upon signing of the amending agreement (paid), U.S.$12,500 prior to June 2, 2004 (paid) and U.S.$12,500 prior to June 2, 2005.

Campo Nuevo Property

Pursuant to an agreement signed March 2, 2001, the Company has acquired the right to 100% of all production to 13 concessions covering 19,215 hectares located to the north, east and west of the Company's existing holdings at the San Simon property. The Company had originally agreed to pay U.S.$95,000 (U.S.$20,000 paid) to the optionor prior to July 31, 2003. These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$1,000,000, and second 1% for U.S.$2,000,000.

Pursuant to an amending agreement signed in August, 2003, the Company has agreed to pay the optionor the remaining U.S.$75,000 (U.S.$37,500 paid) and incur annual exploration expenditures of U.S.$100,000. The optionor agreed to accept 375,000 common shares (issued by the Company) at a price of U.S.$0.10 for the remaining U.S.$37,500.

5. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid year end balances referred to below are payable on demand and have arisen from the provision of services described.

During the year ended September 30, 2004, the Company

- incurred administration fees of $50,000 (2003 - $60,000) and investor relations costs of $92,036 (2003 - $30,619) with private companies related by a director-in-common and an officer of the Company.

- incurred management and consulting fees of $92,787 (2003 - $1,625) and legal fees of $106,454 (2003 - $18,044) to private companies related by directors-in-common and officers.

As at September 30, 2004, accounts payable and accrued liabilities is inclusive of $14,417 (September 30, 2003 - $13,809) due to directors, officers and former directors and to private companies related by directors and former directors-in-common.

6. SHARE CAPITAL

a) Authorized share capital consists of 200,000,000 common shares without par value.

	2004		2003	
	Number of Shares	Amount	Number of Shares	Amount
		$		$
Issued – Beginning of year	87,559,526	29,458,736	53,087,778	24,531,406
Conversion of loans	18,110,420	2,550,095	-	-
Mineral property acquisition	575,000	74,750	-	-
Private placements	38,225,000	4,741,907	21,526,500	3,050,760
Shares issued for finder's fees	1,566,700	-	-	-
Shares issued to settle debt	538,115	71,473	12,745,248	1,849,154
Exercise of warrants	50,000	6,500	200,000	27,416
	59,065,235	7,444,725	34,471,748	4,927,330
Issued – End of year	146,624,761	36,903,461	87,559,526	29,458,736

b) **Directors' and employees' stock options outstanding**

i) The continuity of stock options outstanding is as follows:

	September 30, 2004	Weighted-Average Exercise Price	September 30, 2003	Weighted-Average Exercise Price
		$		$
Balance outstanding, beginning of year	8,790,000	0.29	8,076,000	0.34
Activity during the period:				
Options granted	4,900,000	0.15	5,400,000	0.25
Options cancelled/expired	(4,640,000)	0.31	(4,686,000)	0.33
Balance outstanding, end of year	9,050,000	0.15	8,790,000	0.29

6. SHARE CAPITAL *(continued)*

ii) Details of stock options outstanding at September 30, 2004:

Number of shares	Option price	Expiry date
50,000	$0.15	November 14, 2007
1,750,000	$0.15	November 19, 2007
2,000,000	$0.15	February 4, 2008
1,000,000	$0.15	June 10, 2008
500,000	$0.15	October 10, 2008
3,400,000	$0.15	April 6, 2009
75,000	$0.15	February 21, 2010
125,000	$0.15	April 14, 2010
150,000	$0.15	March 16, 2011
9,050,000		

As at September 30, 2004, the weighted average remaining contractual life is 3.9 years (2003 - 4.6 years).

c) Shareholder Rights Plan

The Company has adopted a Shareholder Rights Plan, whereby one share purchase right is to be attached to each currently outstanding and future common share to be issued, exercisable only in the case of a specific event, such as the acquisition by an individual or corporation of 20% or more of the issued common shares of the Company.

d) Share purchase warrants outstanding

i) The continuity of share purchase warrants outstanding is as follows:

	September 30, 2004	Weighted-Average Exercise Price	September 30, 2003	Weighted - Average Exercise Price
		$		$
Balance outstanding, beginning of year	32,317,961	0.23	8,615,461	0.42
Activity during the period:				
Warrants issued	56,448,535	0.14	24,902,500	0.16
Warrants exercised	(50,000)	0.13	(200,000)	0.14
Warrants expired	(5,495,461)	0.33	(1,000,000)	0.25
Balance outstanding, end of year	83,221,035	0.16	32,317,961	0.23

6. SHARE CAPITAL *(continued)*

ii) Details of share purchase warrants outstanding at September 30, 2004:

Number of shares	Exercise price	Expiry date
1,105,000	$0.60	November 19, 2004
265,000	$0.50	November 19, 2004
6,450,000	$0.16	December 27, 2004
750,000	$1.00	January 1, 2005
580,000	$0.16	March 4, 2005
2,522,500	$0.16	March 4, 2005
10,000,000	$0.16	August 18, 2005
5,100,000	$0.16	September 18, 2005
1,350,000	$0.13	November 27, 2005
3,100,000	$0.13	December 23, 2005
3,060,000	$0.13	March 5, 2006
10,038,115	$0.13	March 23, 2006
3,110,420	$0.17	April 1, 2006
5,000,000	$0.17	April 1, 2006
3,790,000	$0.14	May 25, 2006
27,000,000	$0.13	August 23, 2006
83,221,035		

e) **Share subscriptions**

- During the year ended September 30, 2001, the Company proposed to issue a private placement of 2.0 million units at $0.50 per unit to raise $1.0 million less a 7.5% finder's fee. Each unit is to consist of a common share and a two-year warrant to purchase an additional share for $0.50 in the first year and $0.60 in the second year. The Company has received subscriptions for 1,983,171 units (proceeds of $925,000, net of related issue costs). This private placement has regulatory consent, however, the units cannot be issued until the completion of certain regulatory filings.

- During the year ended September 30, 2001, the Company entered into an agreement with a purchaser for a private placement of 770,000 units at $0.30 per unit to raise $231,000. Each unit is comprised of one common share and one warrant to purchase one common share at a price of $0.30 per share in the first year and $0.40 per share in the second year. This private placement has regulatory consent, however, the units cannot be issued until the completion of certain regulatory filings.

- During the year ended September 30, 2004, the Company received $393,000 in advance of a private placement of 3 million units at $0.13. Each unit is comprised of one common share and one warrant to purchase one common share at a price of $0.13 for a period of two years.

6. SHARE CAPITAL *(continued)*

f) Stock-based compensation

The company recorded stock-based compensation in 2004 of $998,351. The fair value of stock options granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate – 3.2% to 4%; expected dividend yield - Nil; expected stock price volatility - 107% to 122%; and expected option life in years – 2.5 to 5 years.

The pro-forma effect on net loss and loss per share for the period ended September 30, 2003; reported net loss - $ 295,175; loss per share - $0.00; pro-forma net loss - $750,935; pro-forma net loss per share - $0.01.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

7. INCOME TAXES

As at September 30, 2004, the Canadian parent company has accumulated non-capital losses of approximately $6.1 million (2003 - $7.0 million) which are available to reduce future taxable income earned by that company and which expire between 2005 and 2011. No future benefit has been recognized in the accounts for these losses since at this time it cannot be considered likely that they will be utilized.

8. BRIDGE LOANS PAYABLE

During the year ended September 30, 2001, the Company entered into loan agreements with three parties who loaned a total of U.S.$485,000, inclusive of U.S. $35,000 advanced to the Company during the comparative year, with no fixed terms of repayment and non-interest bearing except for two loans aggregating U.S.$50,000, which carried simple interest at 12% per annum. During 2003, the Company issued an aggregate of 613,332 common shares and 580,000 share purchase warrants exercisable for a period of one year at U.S. $0.10 in full repayment of the interest-bearing loans. The Company also issued 4,733,600 units in settlement of the U.S.$435,000 loan with each unit consisting of one common share and one common warrant. Each warrant is exercisable for two years at U.S. $0.10.

9. MARKETABLE SECURITIES

Marketable securities consisted of 28,571 common shares of Bravo Venture Group Inc., a public company listed on the TSX Venture Exchange, at an estimated aggregate market value at September 30, 2003 of $2,000. These shares were disposed of in the current year for net proceeds of $5,091 resulting in a gain of $3,091.

10. SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to September 30, 2004:

- The Company issued 6,490,000 units at U.S.$0.10 per unit in two private placements, with each unit consisting of a common share and a share purchase warrant. Each warrant is exercisable to acquire an additional common share at U.S.$0.10 for a period of two years. Finders' fees of $47,670 in cash and 100,000 common shares at U.S.$0.10 per share were paid in connection with these private placements.

- The Company granted options to directors and consultants to purchase 3,250,000 common shares at a price of $0.15 per share for a period of five years.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: __________SCHEDULE A
______x___ SCHEDULES B & C

ISSUER DETAILS:

EAGLECREST EXPLORATIONS LTD.
Suite 300 – 1055 West Hastings Street
Vancouver, BC V6E 2E9

Telephone: (604) 684-7160
Fax: (604) 684-7162

Contact Person:	Paul Zdebiak
Contact's Position:	Director
Contact Telephone Number:	(604) 684-7160
Email address:	trieman@shaw.ca
Website:	www.eaglecrestexplorations.com
For Year Ended:	September 30, 2004
Date of Report:	February 11, 2005

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Paul Zdebiak	"Paul Zdebiak"
Date Signed:	February 15, 2005	Signature
Director Full Name:	Carl A. Erickson	"Carl Erickson"
Date Signed:	February 15, 2005	Signature

EAGLECREST EXPLORATIONS LTD
Schedule B – Supplementary Information
September 30, 2004

1) Analysis of Expenses and Deferred Costs:

(a) Breakdown of prepaid expenses (included in accounts receivable and prepaid):

Advance for equipment purchase (Bolivia)	$ 7,634
Prepaid rent (Bolivia)	1,263
Financial services agreement	41,946
Expense advance to consultant	10,000
Expense advance to director	1,073
Prepaid insurance	9,375
Prepaid office rent	1,395
	$ 72,686

(b) For breakdown of other expenses and deferred Resource Property Expenditures, refer to Note 4 to the Consolidated Financial Statements in Schedule A.

2) Related Party Transactions:

For a summary of related party transactions, refer to Note 5 to the Consolidated Financial Statements in Schedule A.

3) Summary of Securities Issued and Options Granted During the Period:

(a) Securities issued during the quarter ended September 30, 2004:

Date of Issue	Type of Issue	Number of Shares	Price per Share	Gross Proceeds		Type of Consideration	Commission paid
			$	$			$
7/26/04	Property agreement	575,000	0.13	74,750		Deemed	15,726
9/16/04	Private placement	27,000,000	0.13	3,574,250		Cash	249,028 *
9/16/04	Finders' fees	1,176,500	0.13	152,971	*	Deemed	Nil
		12,450,420		1,811,340			

* $96,057 paid in cash and $152,971 through issuance of 1,176,500 shares.

(b) No options were granted the quarter ended September, 2004.

4) Summary of Securities as At September 30, 2004:

(a) Authorized capital: 200,000,000 common shares without par value
Issued and outstanding: 146,624,761 common shares

(b) For a summary of stock options, warrants and convertible securities outstanding, refer to Note 6 to the Consolidated Financial Statements in Schedule A.

(c) Shares in escrow: 187,500
Shares subject to pooling: Nil

5) Directors and Officers:

J. Frank Callaghan	Director
Carl A. Erickson	Director and President
William Jung	Chief Financial Officer
Terrence King	Secretary
Paul Zdebiak	Director and Vice-President, Corporate Development

Eaglecrest Explorations Ltd. ("Eaglecrest" or the "Company) is involved in the acquisition, exploration and development of resource properties. The Company has exploration and production rights to 34 mineral concessions on Serrania San Simon located in the Canton of Mantuega, Province of Itenez, and Department of Beni in northeast Bolivia. There are four areas of known gold mineralization (Doña Amelia, San Simon, Marco Maria and Doña Angela (Campo Nuevo) within the 298.84 km^2 San Simon property which the Company has worked on since 1995.

Management is pleased to report that vast achievements were accomplished during the 2004 fiscal year as the Company continued on the new course and strategy as defined by the new management during fiscal 2003.

Management

Mr. Carl Erickson took over the responsibilities of President and CEO of Eaglecrest in the fourth Quarter of fiscal 2002. With his years of business experience, his mandate was to breathe new life into the Company. Mr. Paul Zdebiak was added to the Board as a director to assist the Company in corporate strategies and communications, investor awareness and fund raising. The Company draws on his 15 years experience within the equity industry. Another key member added to the new team was Mr. Tor Bruland, a professional geologist and the Company's "Qualified Person". Mr. Bruland is now engaged on a full-time basis by the Company as the Project Manager for the Company's San Simon project. Mr. Bruland's 25 years of experience include six years as Project Manager with Teck Corporation on exploration program in Canada and Ecuador and four years as Exploration Manager for Ecuanor ASA (Norway) on its projects in Ecuador. Also added to this new team is Donald G. Allen, a Professional geological engineer and the Company's second "Qualified person". Mr. Allen is now engaged on a full-time basis by the Company as the Project Manager for the Company's San Simon project. Mr. Allen's 40 years of experience include working for major mining companies such as Kennecot and Amax as well as over 20 years as an independent consultant through his own consulting companies in Canada and Ecuador. These new additions to the management team have strengthened the Company ability to build shareholders value.

San Simon Property, Bolivia:

(a) Doña Amelia zone

The Doña Amelia zone is located in the center of the San Simon property and covers 40 km^2. The diamond drilling of the 16,000 linear metres Phase I drilling program was completed during the fourth Quarter of Fiscal 2004. Drilling continued with the initiation of the 20,000 linear Phase II diamond drilling. Drilling initiated the Quarter with four drills, but due to technical problems one contractor was unable to keep one the companies drills operational. At the end of September three diamond drills were working on the property. These drills completed 8,012.4 metres of drilling in 39 holes during the Quarter to bring the total completed of the Phase I and Phase II programs to 19,635.8 metres at the end of this Quarter. During the first Quarter of Fiscal 2005, drilling will continue with the three drills towards completing the 20,000 metres Phase II drilling program.

Drilling and surface mapping has defined the main east-west structure as a south dipping thrust fault which has an indicated north-northwest movement with conjugate sets of strike-slip ductile shear zones. The thrust fault is occupied by a quartz vein with dimensions of less than 1 metre to 16 metres. Both the conjugate ductile shear zones are occupied by quartz veins width of normally less than 1 metre. The movement along the thrust during at least two stages of deformation has created several dilation zones with wider quartz vein sections where the quartz vein have width of 4 metres or more. Along strike dilation zones have been identified at surface in the Trinidad pit and in the Las Rosas area.

In the Trinidad area three dilation zones down dip have been identified by drilling. A shallow zone is defined by holes TRD03-026, TRD003-032 and TRD04-086 which is open down dip to the south and southwest. A deep zone is defined by holes TRD04-051, TRD04-066, TRD04-070 and TRD04-076 which is open to the southeast and northeast. A second shallow zone is located in the east and defined by holes TRD04-100, TRD04-110, TRD04-118 and TRD04-126 which is open to the southwest, south and southeast and east.

The north-northeast ductile shear zones dips to the southeast and have a sinistral movement while the northwest ductile shear zone dips to the southwest and have a dextral movement. Both the conjugate shear zones have been filled with quartz and range in width from 0.1 to 1.0 metre. The northwest ductile shears are located west of the Trinidad area and in the Manganeso area while the north northeast ductile shears are located in the eastern part of the Trinidad area as well as in the western part of both Las Rosas and Manganeso area. These conjugate ductile shear zones offset and displace the quartz vein in the main east-west thrust.

The gold mineralization appears to be related to reactivation of the thrust and the conjugate ductile shear zones when narrow shear zones developed within the quartz vein and gold was deposited with hematite, sericite and arsenopyrite. Although the ductile shear zones are commonly mineralized, the bulk of the gold mineralization is restricted to the quartz vein in the east-west thrust.

Trinidad area:

During the Quarter 22 holes totaling 4,216.75 metres were drilled in this area of which three were abandoned due to down hole caving. The strike of the Main Quartz Vein (MQV) at 190 metres down dip (150 metres below surface) was extended 500 metres to the east of previous drilling with intersection of a 3.8 metres quartz vein that returned 5.58 grams per tonne gold in hole TRD04-100 (300 metres east of previous drilled holes), and a 2.65 metres quartz vein in hole TRD04-110 (another 200 metres to the east) which returned 0.7 metres of 6.2 grams per tonne gold along the hanginwall contact with assay pending for the remaining 1.95 metres of the vein. The down dip extent was also defined the strike length at 190 metres down dip (150 metres below surface) 300 metres to the west of previous drilling with the intersection of a 2.25 metres quartz vein in TRD04-086 that returned 4.6 grams per tonne gold and hole TRD04-089 with 8.6 metres of fractured rock representing the east-west structure.

The widest quartz vein intersection to date: 15.9 metres was encountered in hole TRD04-072 at 450 metres down dip (360 metres below surface) averaging 1 gram per tonne gold and a 1.95 metre section along the footwall contact assaying 6.35 grams per tonne gold. This hole intersected the quartz vein at the same elevation as holes TRD04-051, TRD04-066, TRD04-070 and TRD04-076 indicating a 350 metres mineralized strike length with true width quartz vein intersections ranging from 4.8 to 15.9 metres averaging 8.5 metres and grade averaging 2.4 grams per tonne gold.

Manganeso area:

During the Quarter 17 holes totaling 3,795.65 metres were drilled in the Manganeso area (including Manantial) area 2.0 to 2.5 kilometres west of the Trinidad area of which one was abandoned due to down hole caving. The geometry of the quartz vein as indicated from surface mapping and drill intersections is very complex due to the frequency of the northwest ductile shear zones specifically in the western part. Interpretation of the structure is further complicated by the presence of several quartz veins within individual holes. These are interpreted as stacked or en echelon quartz veins within the east-west thrust fault as well as quartz veins in the south-east dipping northwest ductile shear zones. The drilling has identified a dilation zone in the eastern part of the Manganeso (Manantial) defined by the intersection of 6.8 metres of quartz vein with 3.9 grams per tonne gold in hole TRD04-054. This dilation zone is open to the east and south, but cut off by a northwest ductile shear zone in the west.

A second dilation zone is defined by drill holes TRD04-057, TRD04-075, and TRD04-095 at about 200 metres down dip (200 metres below surface) with widths ranging from 1.6 to 3.3 metres along close to 100 metres of strike with average gold grades of 2.8 to 10.7 grams per tonne. This dilation zone is cut and offset by the northwest ductile shear zones both to the east (same as cut off the eastern dilation zone) and to the west. The dilation zone can be traced along strike for about 100 metres and down dip for approximately 200 metres..

The ductile shear zones are also mineralized with gold, with 1.0 metres of 11.8 grams per tonne in hole TRD-04-077, 0.25 metres of 10.6 grams per tonne in TRD04-082, 0.25 metres of 1.5 grams per tonne in hole TRD04-087 and 0.2 metres of 10.9 grams per tonne in hole TRD04-102.

In the western part of the Manganeso area four northwest ductile shear zones have been identified within 200 metres of strike, and additional drilling is needed to define the of the quartz vein in three dimensions and determine which are the more favorable thrust fault hosted quartz veins and which are hosted by the ductile shear zones.

Gold Recovery Pilot Plant:

The gold assays continue to range from low (less than 1.0 gram per tonne) to very high (44.2 gram per tonne in hole TRD04-100). The coarse nature and erratic distribution of the gold grains within the MQV make it impossible to determine the true average gold grade from the relative small drill core sample (maximum about 8 kg). The Company decided in the second Quarter Fiscal 2004 to initiate an underground bulk sampling program with a gold recovery pilot plant. A 150 tonne per day mill comprising of a crushing section, ball mill, gravity circuit and flotation circuit, has been designed by Mineral Processing Engineer Gary Hawthorn. The purchasing, importation and refurbishing of the plant are completed and startup is scheduled following the approval of the Environmental and Social-economic impact study during the second Quarter of Fiscal 2005. The bulk sampling will establish the true average gold grade in the MQV hosted by the east-west thrust zones. Gary Hawthorn will also be responsible for assembling and supervise the operation of the 150tpd gold recovery pilot plant.

Jnderground Exploration Development:

Jnderground development is planned for both the Trinidad and Manganeso areas where three declines will be collared on the MQV vith development down to reach the two shallow dilation zone in the Trinidad area and the one dilation zone in the Manganeso area nd due additional development along strike to determine the true gold grade of these three dilation zones. The principal Targets are:

RINIDAD: TD-1 (Zone A): Holes TRD03-026 (7.2 metres of 5.18 grams per tonne gold) and TRD04-086 (2.25

metres of 4.6 grams per tonne gold)
TD-2 (Zone C): Hole TRD04-100 (3.8 metres of 5.58 grams per tonne gold)

MANGANESO: MD-1: Hole TRD04-057 (3.25 metres of 10.66 grams per tonne gold)

Mine and mine water management plans have been prepared by Carlos Soldi of SVS Ingeneros S.A. of Peru. Mobilization of the mining equipment will start following the approval of the Environmental and Social-economic impact study during the second Quarter of Fiscal 2005. The present development is to start in the Trinidad area with TD-1 or TD-2 in the Trinidad area and continue in Manganeso with MD-1 as ground water level drops when entering the dry season to reduce the pumping requirements in this area which is expected to have higher mine water flow than the Trinidad area based on catchment basin for drainage and presence of the Manatial creek adjacent to the proposed decline.

(b) San Simon zone, Bolivia

The San Simon zone is located in the southeastern part of the San Simon property with specific focus on the Paititi area. The zone was explored during the period 1999 to 2002 by trenching, diamond drilling and underground development and bulk sampling. The high-grade "12/17" target was intersected at the east end of the 690 m decline adit in November of 2002 at a depth of 80 m below surface. The underground workings established that the "12/17" target was a 0.2 to 0.5 m thick quartz vein that had been offset by a fault and the previous diamond drilling had intersected the vein on both side of the fault in both drill holes. The decline adit exposed the quartz vein over a total strike length of 14.5 m and determined that the true average grade was 1.25 g/t gold.

The "12/17" target is located in the center of the 7 km strike length of the Paititi-Buriti structure of the San Simon zone. Extensive surface bulk sampling of the Paititi area averaged 1.6 g/t gold within 0.4 km^2 including the pit worked by the local, illegal miners. The gold grade has been very erratic and the work to date has failed to identify any major quartz veins or any contiguous quartz vein stock work.

(c) Marco Maria zone, Bolivia

The Marco Maria zone includes both the Marco Maria and Max areas which are located in the north and northeast part of the San Simon property. Evaluation of the paleoplacer potential of the zone was completed in 2001 and 2002. Bulk sampling of the coarse sediments and conglomerate established an average gold grade below 0.1 g/t.

(d) Doña Angela (Campo Nuevo) zone

The Doña Angela (Campo Nuevo) zone is located in the northwest part of the San Simon property. Gold mineralization has been identified in several quartz veins over a 4 km^2 area and placer mining has operated intermittently over the past 20 years in the creek that drains the Serrania San Simon to the south. There are similarities between the Doña Angela and Doña Amelia zones. Several extensive quartz reef cover the plateau of the Serrania San Simon, and sheet, stacked or en echelon quartz veins outcrop the southern slope of the Serrania San Simon. The quartz veins are hosted by the Bonanza Formation arkoses, greywackes and conglomerates as is the MQV in the Doña Amelia zone. Two major structures were identified on the plateau during mapping by the British Geological Survey in the early 1980s. The potential of this zone is unknown at the present time, but an initial evaluation is planned for 2005.

Current Review

Current management has worked hard to revitalize the Company. To date, management has raised in excess of US$6,000,000 (over CAD$8,000,000) in financing, settled debts and reduced current liabilities, resulting in a working capital surplus of $543,706 for the Company as at the end of the current fiscal year. This improvement facilitated the Company for more positive action during 2004, and greatly improving the potential for the overall success in the Company.

Shareholders will remember that the early excitement in Eaglecrest was due to the 1996 exploration program on the Trinidad property, where a significant number of samples yielded gold grades in the 10 to 38 gm/t range and a 1.1 metre channel sample returned 486 gm/t of gold. After establishing the presence of gold bearing ore on the Trinidad property, former management moved on to pursue a series of exploration programs on other areas of the San Simon property, which, coupled with a bear gold market ultimately placed the Company in financial difficulty. The Company reported in April 2003 that it has re-acquired the "High Grade Trinidad Zone". The San Pedro, Mina Vieja, Trinidad ("High Grade Trinidad Zone"), Las Rosa, Manantial and Maganeso area which has now been expanded to a strike length of 4.2 Km, have been re-named the Dona Amelia zone. The Dona Amelia zone which, is considered by new management to be the Company's principal target and exploration will focused on that zone througho[illegible] 2005. The current plan for 2005 is to continue the development the Dona Amelia zone through diamond drilling, surface trenchin[illegible] underground exploration development and bulk sampling for processing in the gold recovery pilot plant. Management will contin[illegible] its funding-raising efforts with the intention of completing the 20,000 metres diamond drilling Phase II of the 4.2 kilometres strike length of the Dona Amelia zone, approximately 1,000 metres of underground exploration development in two or three declines and the processing of 15,000 to 20,000 tonnes in the gold recovery plant. Completion of Phase II exploration program is estimated to take eight to nine months to complete and startup is scheduled following the approval of the Environmental and Social-economic impact study during the second Quarter of Fiscal 2005.

Consolidated Results

For the year ended September 30, 2004, the Company realized a consolidated net loss of $2,044,968 as compared to a consolidated loss of $295,175 in the previous year. The biggest single factor for this significant increase was due to the recognition of $998,351 in stock-based compensation as a result of options granted to insiders and notable service providers to the Company. Other main reasons were simply due to the incurrence of higher expenditures in the areas of legal, travel & promotion and investor relations as a result of increased activities in fund raising and carrying out the Company's aggressive work program.

Analyses of significant accounts for the year ended are as follows:

$50,000 in administration fees were paid to an officer of the Company.

Eaglecrest's exploration properties are located in Bolivia, South America, and much of the dealings were transacted in US dollars. Furthermore, financing for the Company has all been in US funds. The fluctuations in value of the US dollar against the Canadian dollar resulted in a foreign exchange loss during the year of $71,898.

In its efforts to locate more financing and new investors, the Company has engaged major investor relations companies locally and abroad. Eaglecrest is also listed on the Frankfurt Exchange. During the year, investor relations expenses amounted to $290,274 with $92,036 being paid to a private company controlled by the Company's director in charge of investor relations and the remainder ($198,238) to various investor relations companies in the U.S and Europe.

Legal expenses of $114,186 during the year pertained to the preparation and filing of private placement documents, convertible loan agreements, option documents, concession agreements and other legal matters concerning the Company's operations.

Management fees of $92,787 (US$70,000) were paid to a private company controlled by the Mr. Carl Erickson, CEO of the Company. Since becoming President in September, 2002, Mr. Erickson had received no remunerations for his services. However, commencing March of 2004, his private company was paid US$10,000 in monthly management fees.

In accordance with new accounting guidelines, stock-based compensation relating to the granting of options has been recognized as an expense item in the statement of operations and deficit with the offsetting entry to contributed surplus in the balance sheet. As a result of 4,900,000 shares of new options being granted to insiders and service providers of the Company, the Company recorded $998,351 in stock-based compensation expense in the financial statements.

During the year, the Company has been successful in raising substantial financing to support the Company's operations. In order to achieve this, Company personnel incurred several trips throughout Europe and the United States to meet with potential investors. Included in the travel and promotional expenditures of $193,494 are also costs relating to attending gold and trade shows and conventions held in the United States and Canada.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid year end balances referred to below are payable on demand and have arisen from the provision of services described:

During the year:

$92,787 was paid to a private company controlled by the President for management fees.
$92,036 was paid to a private company controlled by the director of investor relations.
$106,454 in legal fees was paid to firms related in common by a director and officer of the Company.
$50,000 was paid to the Chief Financial Officer for administration fees.

$14,471 in accounts payable and accrued liabilities were owing to directors and an officer of the Company as at September 30, 2004.

Subsequent Events

The following occurred during the period subsequent to September 30, 2004:

> The Company issued 6,490,000 units at US$0.10 per unit in two private placements, with each unit consisting of a common share and a share purchase warrant. Each warrant is exercisable to acquire an additional share at US$0.10 for a period of two years. Cash finders' fees of US$47,670 in cash were paid and 100,000 common shares were issued in connection with these private placements.
>
> Options were granted to the Directors and consultants of the Company to purchase 3,250,000 common shares at a price of $0.15 per share for a period of five years.

Future Outlook

Diamond drilling of the minimum 4.2 km east-west thrust that host Main Quartz Vein (MQV) in the Doña Amelia zone have intersected true widths of up to 15.9 metres of the in the Trinidad area and define the strike extent to 1,500 metres at depth and the down dip extent to 560 metres. In the Manganeso area diamond drilling of the MQV has intersected up to 6.8 metres and defined the strike length at depth to 700 metres and the down dip extension to 390 metres.

All the equipment for the gold recovery pilot plant has arrived in Bolivia and assembled in La Paz. It has been transported to Santa Cruz and will be transported to the project site following the approval of the Environmental and Social-economic impact study.

Foundation construction for the gold recovery plant is close to 50% completed, and the construction of the tailings dam and waste rock storage area has been initiated. The access road upgrade is close to 25% completed.

Construction is underway to increase the capacity of the camp from the presently 110 persons to 200 persons by the third Quarter of Fiscal 2005 to house the additional personal for the underground bulk sampling program.

An international laboratory in Peru has been selected for operation of the on-site laboratory and construction on the laboratory building is underway in the camp area. The laboratory equipment is also ready for mobilization to the project site following approval of the Environmental and Social-economic impact study for the mobilization to the project area and installation.

The underground development contractor has been selected, and the contract will be signed following the approval of the Environmental and Social-economic impact study to include any specific requirements. The underground program is scheduled to commence in the third Quarter of Fiscal 2005.

Baseline water, soil and sediment sampling is continuing for the Environmental Impact Study for the Doña Amelia zone. The Environment Impact and Social-economic study is being prepared under the overall guidance of Canadian environmental consultant company Klohn Crippen of Vancouver, Canada. The final draft of the report is under review and will be filed in the next couple of weeks and approval is expected during the second Quarter of Fiscal 2005.

The Company is in the process compiling and evaluating of the Phase I and Phase II drilling completed to date including a 3 D model of the Main Quartz Vein. Additional geologist(s) and mining engineer(s) will be hired for the underground exploration development and sampling.

The budget for the completion of the gold recovery plant and the underground program and the priority drilling in Las Rosas area is estimated to be approximately US$3 million. Demand and prices for precious metals remain high and this trend is expected to continue. Therefore, management is confident that its past success in raising capital to carry out the Company's goals will also continue to be successful.

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

EAGLECREST EXPLORATIONS LTD.

TO BE HELD AT 1300 – 1111 WEST GEORGIA STREET, VANCOUVER, B.C.

ON MARCH 22, 2005 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Carl A. Erickson, a Director of the Company, or failing this person, Paul Zdebiak, a Director of the Company, or in the place of the foregoing,

____

______________________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of DeVisser Gray, Chartered Accountants as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To elect as a Class I Director, J. Frank Callaghan		N/A	
4. To elect as a Class III Director, Paul Zdebiak		N/A	
5. To approve, ratify & confirm directors' deeds			N/A
6. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:______________________________
Please Print Name:______________________________
Date:______________________________
Number of Shares Represented by Proxy:______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

EAGLECREST EXPLORATIONS LTD.

REQUEST FOR INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 3B8

NAME:____

ADDRESS:____

POSTAL CODE:____

I confirm that I am an owner of _____________[type of securities] of the Corporation.

SIGNATURE OF
SHAREHOLDER:_________________________________ DATE:__________________

CUSIP: 269903

SCRIP COMPANY CODE: EELQ